PROSPECTUS SUPPLEMENT NO. 2 (To Prospectus dated May 10, 2016)	Filed Pursuant to Rule 424(b)(3) Commission File No. 333-196282

5,000,000 Shares
Common Stock

This Prospectus Supplement No. 2 (this "Prospectus Supplement") supplements and amends the prospectus dated May 10, 2016 ("Final Prospectus"), as supplemented by our Prospectus Supplement No. 1 dated August 30, 2016, relating to the public offering of up to 5,000,000 shares of our common stock. You should read this Prospectus Supplement in conjunction with the Final Prospectus, and this Prospectus Supplement is qualified by reference to the Final Prospectus, except to the extent that the information contained in this Prospectus Supplement supersedes the information contained in the Final Prospectus. This Prospectus Supplement is not complete without, and may not be delivered or utilized except in connection with, the Final Prospectus, including any additional amendments or supplements thereto.

Offering Update

As disclosed in our Prospectus Supplement No. 1 dated August 30, 2016, on August 26, 2016, we completed the sale of 3,079,281 shares of our common stock in our public offering, and the offering escrow agent, US Bank, N.A., released to us $15,396,405 of offering proceeds. In connection with the completion of the minimum offering, our common stock was approved for listing on the Nasdaq Capital Market, and our common shares commenced trading on the Nasdaq Capital Market on August 30, 2016 under the symbol “RVEN”.

As of the date of this Prospectus Supplement, we have sold a total of 3,083,020 common shares for the gross proceeds of $15,415,100. Our public offering of common shares will continue until the earlier of all 5,000,000 common shares having been sold, our earlier decision to terminate the offering, or December 31, 2016.

Houston 100 Purchase and Sale Agreement

On September 27, 2016, we entered into a Single Family Homes Real Estate Purchase and Sale Agreement with Red Door Housing, LLC, a Texas limited liability company, for our purchase of a portfolio of up to 100 single-family homes located in the Houston, Texas, metropolitan area. Red Door Housing, LLC is unaffiliated with us.

The agreement provides for our deposit of $92,500 within five business days of the execution of the agreement, and the total contract purchase price for the 100 properties is $9,250,000, excluding closing costs and subject to certain adjustments. 56 properties are subject to one-year leases with tenants and 44 properties are subject to month-to-month leases with tenants.

For a period commencing on the effective date of the agreement and ending on November 30, 2016 (the “due diligence period”), we may retain a contractor or home inspector mutually acceptable to us and the seller to identify any necessary repairs and the cost to make such repairs. The seller will be responsible to pay for all repairs identified by such third-party inspector that are reasonably estimated to cost more than $1,000 per single repair item. The agreement contains customary representations and warranties by the seller, and we will be obligated to purchase the properties only after satisfaction of agreed upon closing conditions. We may terminate the agreement for any or no reason by giving written notice of such termination to the seller on or before the expiration of the due diligence period.

The agreement provides that the closing for the purchase of the properties is to occur on or before November 30, 2016. There can be no assurance that we will consummate the acquisition. If we proceed to close on the purchase of the properties, we intend to use a portion of the net proceeds of this offering to finance the purchase price.

Please see “Risk Factors” beginning on page 17 of the Final Prospectus to read about certain factors you should consider before buying our securities.

Neither the Securities and Exchange Commission nor any other regulatory body has approved or disapproved these securities or passed upon the accuracy or adequacy of this Prospectus Supplement. Any representation to the contrary is a criminal offense.

Prospectus Supplement dated September 30, 2016